

Mail Stop 4631

April 12, 2016

<u>Via E-mail</u>
Mr. Jeffrey D. Buchanan
Chief Financial Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104

   RE: Smith & Wesson Holding Corporation
      Form 10-K for the Year Ended April 30, 2015
      Filed June 22, 2015
      File No. 1-31552

Dear Mr. Buchanan:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terence O'Brien

         Terence O'Brien
         Accounting Branch Chief
         Office of Manufacturing and Construction